Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

SMART Technologies Inc. (the “Company”)

3636 Research Road N.W.

Calgary, Alberta T2L 1Y1

2.	Date of Material Change

May 6, 2016

3.	News Release

A news release with respect to the material change referred to in this report was issued through newswire services on May 6, 2016 and filed on the system for electronic document analysis and retrieval at www.sedar.com.

4.	Summary of Material Change

The Company announced that it had filed Articles of Amendment effecting the consolidation of its common shares (“Common Shares”) on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “Consolidation”).

5.	Full Description of Material Change

5.1	Full Description of Material Change

The Consolidation was approved by holders of Common Shares (“Shareholders”) by special resolution at the Company’s special meeting of Shareholders on April 28, 2016. The Company’s board of directors subsequently approved the filing of the Articles of Amendment to effect the Consolidation. The Articles of Amendment were filed on May 6, 2016, and the Consolidation was first reflected in the trading of Common Shares on the Toronto Stock Exchange and The Nasdaq Stock Market on May 12, 2016.

No fractional Common Shares were issued in connection with the Consolidation, and in the event a holder of pre-Consolidation Common Shares would have otherwise been entitled to receive a fraction of a post-Consolidation Common Share, the number of post-Consolidation Common Shares to which such holder was entitled was instead rounded to the nearest whole number of post-Consolidation Common Shares.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Matt Sudak, Vice President, Legal, General Counsel and Corporate Secretary of the Company, is knowledgeable about the material change and the Report. He can be contacted by phone at: 403-407-5203.

9.	Date of Report

May 16, 2016.